UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

Repros Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

76028H209
(CUSIP Number)

                                    February 4, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 76028H209	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
Chardan SPAC Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
300,000 Shares of Common Stock

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
300,000 Shares of Common Stock

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.6%

12	TYPE OF REPORTING PERSON
CO

SCHEDULE 13G

CUSIP NO. 76028H209	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
PFSI FBO Steven Oliveira Roth IRA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
536,248 Shares of Common Stock

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
536,248 Shares of Common Stock

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
536,248 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%

12	TYPE OF REPORTING PERSON
OO

SCHEDULE 13G

CUSIP NO. 76028H209	Page 4 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
Steven M. Oliveira

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
836,248 Shares of Common Stock

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
836,248 Shares of Common Stock

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
836,248 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON
IN

SCHEDULE 13G

CUSIP NO. 76028H209	Page 5 of 6

Item 1(a).	Name of Issuer:

Repros Therapeutics Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

2408 Timberloch Place, Suite B-7
The Woodlands, Texas 77380

Items 2(a), (b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Chardan SPAC Asset Management, LLC, PFSI FBO Steven Oliveira Roth IRA and Steven M. Oliveira (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 18 Fieldstone Court, New City, New York 10956.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

76028H209

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 836,248 Shares of Common Stock

(b)	Percent of class: 7.2%

(c)	Number of shares to which such person has:

(i) Sole power to vote or direct the vote: 836,248 Shares of Common Stock

(ii) Shared power to vote or direct the vote: 0

SCHEDULE 13G

CUSIP NO. 76028H209	Page 6 of 6

(iii)	Sole power to dispose or to direct the disposition of: 836,248 Shares of Common Stock

(iv)	Shared power to dispose of or direct the disposition of: 0

*This statement is filed on behalf of Chardan SPAC Asset Management, LLC, PFSI FBO Steven Oliveira Roth IRA and Steven M. Oliveira. Steven M. Oliveira may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Chardan SPAC Asset Management, LLC and PFSI FBO Steven Oliveira Roth IRA as he may direct the vote and disposition of the shares owned by Chardan SPAC Asset Management, LLC and PFSI FBO Steven Oliveira Roth IRA, however, Steven M. Oliveira expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Chardan SPAC Asset Management, LLC and PFSI FBO Steven Oliveira Roth IRA.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 76028H209	Page 7 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

CHARDAN SPAC ASSET MANAGEMENT, LLC

By: /s/ Steven M. Oliveira

PFSI FBO STEVEN OLIVEIRA ROTH IRA

By: /s/ Steven M. Oliveira

/s/ Steven M. Oliveira
Steven M. Oliveira

SCHEDULE 13G

CUSIP NO. 76028H209

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock of Repros Therapeutics Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 9, 2011.

CHARDAN SPAC ASSET MANAGEMENT, LLC

By: /s/ Steven M. Oliveira

PFSI FBO STEVEN OLIVEIRA ROTH IRA

By: /s/ Steven M. Oliveira

/s/ Steven M. Oliveira
Steven M. Oliveira